UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-38245

Akso Health Group

(Exact name of registrant as specified in its charter)

Room 515, Floor 5, Jia No. 92-4 to 24 Jianguo Road
Chaoyang District, Beijing 100020
People's Republic of China
Tel: +86 10 5370 9902

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into a Material Agreement

On May 10, 2023, Akso Health Group (the “Company” or the “Seller”), HX Asia Investment Limited, a British Virgin Islands company (“HX Asia”), HX China Investment Limited, a British Virgin Islands company (“HX China”), and Hexindai Hong Kong Limited, a Hong Kong company (“Hexindai” and together with HX Asia and HX China, the “Targets”), and Umbrella Capital Investment Co., Ltd, a British Virgin Islands company which is not affiliate of the Company of any of its directors or officers (the “Purchaser”) entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Targets in exchange for cash consideration of US$215,000 (the “Purchase Price”).

Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Buyer will become the sole shareholder of the Targets and as a result, assume all assets and liabilities of the Targets and subsidiaries owned or controlled by the Target.

The Closing of the Disposition is subject to the satisfaction or waiver of certain closing conditions including the payment of the Purchase Price, the receipt of a fairness opinion from an independent firm, and all consents required to be obtained from or made with any governmental authorities.

The Disposition closed on May 19, 2023.

Below is the Company’s organizational structure chart prior to the consummation of the Disposition.

Below is the Company’s organizational structure chart after the consummation of the Disposition.

A copy of the Disposition SPA is attached hereto as Exhibit 99.1. The foregoing description of the form of the Disposition SPA is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in their entirety by reference to the Disposition SPA.

Exhibits

Exhibit No.	Description
99.1	Share Purchase Agreement, dated May 10, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akso Health Group

	By:	/s/ Yilin (Linda) Wang
	Name:	Yilin (Linda) Wang
	Title:	Chief Executive Officer

Date: May 25, 2023

3